EXHIBIT 99.1

Lombard Medical Announces 2014 Fourth Quarter and Year-End Financial Results Release and Conference Call Date

IRVINE, Calif. and LONDON, Feb. 17, 2015 (GLOBE NEWSWIRE) -- Lombard Medical, Inc. (Nasdaq:EVAR), a medical device company focused on Endovascular Aortic Repair (EVAR) of abdominal aortic aneurysms (AAAs), today announced that it will release its 2014 fourth quarter and year-end financial results after the market closes on Thursday, February 26, 2015. In conjunction with the release, the company will host a conference call with the investment community at 4:30 p.m. Eastern Time on Thursday, February 26, 2015, to discuss the financial results and other business developments.

Interested parties may access the live call via telephone by dialing 1-877-407-4018 (domestic), 0800-756-3429 (UK toll free) or 1-201-689-8471 (international). To listen to the live call via Lombard Medical's website, go to www.lombardmedical.com, in the Events and Presentations section. A webcast replay of the call will be available following the conclusion of the call in the Events and Presentations section of the website.

About Lombard Medical, Inc.

Lombard Medical, Inc. is a medical device company focused on device solutions for the $1.4 billion per annum abdominal aortic aneurysm repair market. The Company's lead product, Aorfix™, is an endovascular stent graft which has been specifically designed to solve the problems that exist in treating complex tortuous anatomy, which is often present in advanced AAA disease. Lombard Medical, Inc. is based in Oxfordshire, England with U.S. commercial headquarters in Irvine, CA and is registered in the Cayman Islands.

CONTACT: For further information:

         Lombard Medical, Inc.
         Bill Kullback, Chief Financial Officer
         Tel: +1 949 748 6764 / bill.kullback@lombardmedical.com

         Pure Communications
         Matt Clawson
         Tel: +1 949 370 8500 / matt@purecommunicationsinc.com

         FTI Consulting (UK)
         Simon Conway, Victoria Foster Mitchell
         Tel: +44 (0)20 3727 1000